Exhibit 12.1
FINANCIAL RATIOS
(in thousands, except for ratios)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Income (loss) before income taxes	$(34,592)	$(48,773)	$(9,684)	$11,063	$(83,238)
Add:
Fixed charges	101	1,195	991	1,138	1,033

Adjusted earnings (deficiency) before taxes	$(34,491)	$(47,578)	$(8,693)	$12,201	$(82,205)

Fixed Charges:
Interest expense	3	857	630	208	63
Amortized discount related to indebtedness	—	104	23	—	—
Interest expense on portion of rent	98	234	338	930	970

Total fixed charges	$101	$1,195	$991	$1,138	$1,033

Preferred Stock Dividends:
Accretion of preferred stock to redemption value	8,576	10,091	—	—	—

Total combined fixed charges and preferred stock dividends	$8,677	$11,286	$991	$1,138	$1,033

Ratio of earnings to fixed charges				10.72
Ratio of earnings to combined fixed charges and preferred dividends				10.72

Deficiency of earnings available to cover fixed charges	(34,592)	(48,773)	(9,684)		(83,238)
Deficiency of earnings available to cover combined fixed charges and preferred dividends	(43,168)	(58,864)	(9,684)		(83,238)